EXHIBIT 4.7

REED ELSEVIER PLC

RULES OF

THE REED ELSEVIER PLC EXECUTIVE

SHARE OPTION SCHEMES (No. 2)

(As amended on 27 April, 2000)

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THE REED ELSEVIER PLC EXECUTIVE U.K.

SHARE OPTION SCHEME (No.2)

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1.

DEFINITIONS

In these Rules

(a)

the following words and expressions have the following meanings except where the context otherwise requires:-

"Act"	the Income and Corporation Taxes Act 1988;
"Auditors"	the auditors for the time being of the Company and, where the context requires, of one or both Qualifying Companies;
"Company"	Reed Elsevier plc;
"Control"	the meaning ascribed thereto in Section 840 of the Act;
"Date of Grant"	the date on which the Directors resolve to grant an Option in accordance with the terms of Rule 3;
"Directors"	the Board of Directors for the time being of the Company or a duly constituted committee thereof;
"Eligible Employee"	any person holding Employment shall be regarded as an Eligible Employee;
"Elsevier Share"	an ordinary share of Dfl 1 in the capital of Elsevier;
"Employment"

employment with any Participating Company or Participating Companies, such employment to be "full-time" and for this purpose "full-time" shall mean required to devote not less than 25 hours per week (exclusive of meal breaks) to service as an employee (including a salaried director or other officer);

"General Offer"	an offer for Shares as specified in Rule 7(a);
"Group"	the Company and every company which is under the Control of the Company and any other company which may be treated as a Participating Company under Inland Revenue practice from time to time;
"Issue or Reorganisation"	any capitalisation issue or rights issue or any consolidation, sub-division or reduction of capital by a Qualifying Company;
"Other Option Schemes"

The Reed International U.K. and Overseas Executive Share Option Schemes (1984), the Reed Elsevier plc SAYE Share Option Scheme, the Reed Elsevier plc Executive U.K. Share Option Scheme, the Reed Elsevier plc Executive Overseas Share Option Scheme, the Reed International S.A.Y.E. Share Option Scheme and any other share option scheme adopted by the shareholders of Reed or the Company in General Meeting on or after the date of adoption of the Scheme;

"Option"	the right granted to a Participant on any particular Date of Grant to obtain Shares in accordance with the Rules of the Scheme;
"Option Price"

the price for the acquisition of a Share comprised in any Option which, subject to Rule 6, is not less than the amount equal to the middle market quotation of a Share on the Date of Grant of the Option as ascertained from The Daily Official List of The London Stock Exchange or if Rule 6(d) has been applied, such amount as is the acquisition price of a share in the company whose shares are scheme shares under the new rights;

"Participant"

any person who has been granted an Option which has not lapsed in accordance with the provisions of Rule 4(c) and includes, where the context so admits, the legal personal representatives of any such person;

"Participating Company"	any company within the Group;
"Qualifying Company"	each of Reed and Elsevier;
"Redundancy"	dismissal by reason of redundancy within the meaning of the Employment Rights Act 1996;
"Reed"	Reed International P.L.C.;
"Reed Share"	an ordinary share of 12.5p in the capital of Reed;
"Retirement"	cessation of Employment in circumstances which the Directors regard as retirement (whether at normal retirement age or at any other age);
"Schedule 9"	Schedule 9 to the Act;
"Scheme"	this Scheme, in its present form or with and subject to any amendment thereto effected in accordance with the Rules;
"Share"	a Reed Share or an Elsevier Share and "shareholder" shall be construed accordingly.

(b)

Other words or expressions, so far as not inconsistent with the context have the same meanings as in Schedule 9.

(c)

Words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.

(d)

Any reference to a statutory provision shall be deemed to include that provision as the same may from time to time hereafter be amended or re-enacted.

2.

ELIGIBILITY

No person shall be entitled as of right to participate in the Scheme.  Subject thereto, the Directors shall in their absolute discretion, subject to the Rules, decide from time to time which Eligible Employee or Employees shall have the opportunity to participate and the extent of the participation.

3.

GRANT OF OPTIONS

(a)

Subject as hereinafter provided, the Directors may adopt such procedure as they think appropriate for granting Options to designated Eligible Employees.  Immediately prior to the granting of any Options the Directors may, in their absolute discretion, enter into a deed poll recording their intention to grant Options and agreeing to be bound by the option certificates issued pursuant to rule (b) below.  If the Directors do not enter into a deed poll, Options shall be granted under the Company's seal or otherwise to take effect as a deed.

(b)

The Eligible Employee shall become entitled to the Option immediately upon grant and the Directors shall as soon as practicable thereafter send the Participant the option certificate.  The Directors shall permit the Eligible Employee to renounce the grant of the Option within 30 days of the Date of Grant.

(c)

Notwithstanding paragraph (a) of this Rule, Options may only be granted within the periods of 42 days after the release of the Qualifying Companies' interim and/or final results in any year (or within 42 days following the day on which the Directors resolve that exceptional circumstances exist which justify the grant of Options).

(d)

The form for the time being of any certificate or other document shall be subject to the terms and conditions of the Scheme contained herein and shall be in such form as the Directors may determine.

(e)

No Options may be granted under the Scheme more than 10 years after the date of adoption of the Scheme by the Directors.

(f)

For the avoidance of doubt, the Directors may in their absolute discretion make more than one offer to any individual Eligible Employee to participate in the Scheme in any 42 day period referred to in Rule 3(c) above.

(g)

On the grant of an Option the Directors may impose objective conditions which must, unless otherwise stated in the Scheme, be satisfied prior to the exercise of Options.  Such conditions may be amended following the Date of Grant if:

(i)

those circumstances which prevailed at the Date of Grant and which were relevant to the conditions that were originally imposed regarding the exercise of the Option have subsequently changed;

(ii)

the Directors are satisfied that any such amended conditions would be a fairer measure of the performance of the Participant and the Directors reasonably consider that such amended conditions are no more difficult to satisfy than the original conditions; and

(iii)

shall cease to apply in circumstances in which Participants become entitled to exercise Options in accordance with Rules 4(b)(ii) (excluding Retirement), 4(b)(iii), 4(b)(iv), 4(b)(v), 6 and 7 hereof.

4.

TERMS OF OPTIONS

(a)

Non-transferability

No Option granted under the Scheme may be transferred, assigned, charged or otherwise alienated.

(b)

Period of Option and when Exercisable

An Option shall be capable of being exercised, but subject as hereinafter provided, at any time following the earliest of:-

(i)

the date three years from the Date of Grant thereof;

(ii)

the Participant ceasing to be in Employment by reason of his death, injury, disability, Redundancy or Retirement Provided that, in the case of Retirement at normal retirement age, the Participant had been in Employment for not less than two years after the Date of Grant and the Option shall not be exercised until at least three years after the Date of Grant;

(iii)

the Participant ceasing to be in Employment by reason of the Participating Company by which he is employed ceasing to be a member of the Group or by reason of the operating division in which he is employed being disposed of by the Group;

(iv)

the Participant ceasing to be in Employment in circumstances other than those referred to in sub-paragraphs (ii) and (iii) of this paragraph, where the Directors, in their absolute discretion, resolve that such an exercise shall be permitted;

(v)

the Participant, being female, having failed to exercise within the prescribed period the statutory right to resume Employment after an absence due to pregnancy or confinement;

(vi)

the occurrence of the circumstances mentioned in Rule 6 or 7 relating to General Offers and voluntary winding up.

(c)

Lapse of Option

An Option shall lapse to the extent that it has not been exercised by the earliest of:-

(i)

the tenth anniversary of the Date of Grant thereof or, if the Participant dies prior to the said tenth anniversary, the expiry of twelve months from the date of his death;

(ii)

the expiry of twelve months from the date of death of a Participant;

(iii)

the expiry of six months from the date on which the Participant ceases to be in Employment (A) by reason of his injury, disability or Redundancy or (B) by reason of the Participating Company by which he is employed ceasing to be a member of the Group or the operating division in which he is employed being disposed of by the Group or (C) in other circumstances where the Directors exercise their discretion under sub-paragraph (b)(iv) of this Rule Provided that in the event of the death within the said period of six months of a Participant who has ceased to be in Employment in the circumstances referred to in (A), (B) or (C) of this sub-paragraph (iii) the Option shall not lapse, subject as provided in sub-paragraph (vi) or (vii) of this paragraph, until the expiry of twelve months from the date of his death;

(iv)

in the case of a female Participant to whom sub-paragraph (b)(v) of this Rule applies the expiry of six months from the latest date on which she could have exercised the statutory right to resume Employment after an absence due to pregnancy or confinement Provided that in the event of her death within the said period of six months the Option shall not lapse, subject as provided in sub-paragraph (vi) or (vii) of this paragraph until the expiry of twelve months from the date of her death;

(v)

the expiry of two years from the date on which the Participant ceases to be in Employment by reason of Retirement;

(vi)

the expiry of the periods referred to in Rule 6(a) and (c) following a General Offer being made;

(vii)

the expiry of the period during which the Option may be treated as having been exercised pursuant to Rule 7, in the event of a members' voluntary winding up of any Qualifying Company;

(viii)

the date on which the Participant ceases to be in Employment in any circumstances other than those referred to in sub-paragraphs (ii), (iii), (iv) or (v) of this paragraph (c) of this Rule unless (being female) she is entitled to exercise and subsequently does exercise the statutory right to resume Employment after an absence due to pregnancy or confinement.

Provided that the Directors may in their absolute discretion extend the periods of six months specified in sub-paragraphs (iii) and (iv) above and the period of two years specified in sub-paragraph (v) above to such longer period as they may determine, not being a period which expires after the date which is three years and six months after the later of the Date of Grant and the date on which an Option was last exercised in whole or in part by the Participant.

(d)

Restrictions on the Exercise of Options

An Option granted under the Scheme shall not be exercised if any conditions imposed under Rule 3(g) have not been fulfilled or waived in accordance with these Rules.

(e)

Manner of Exercise of Options

Subject as hereinbefore provided an Option shall be exercised by notice in writing given by the Participant to the Company (and, if the Company determines, to the Qualifying Company whose Shares are comprised in the Option and/or to the person holding the Shares to which the Option relates), specifying that the Option is thereby exercised and the number of Shares in respect of which it is exercised and such notice shall be accompanied by the relevant option certificate(s) and payment of the Option Prices of the Shares in respect of which the Option is exercised.  Within 30 days after receipt by the Company of such notice, certificate(s) and payment (and subject to the provisions and the requirements of any applicable enactment or regulation) the Company shall procure that the Shares in respect of which the Option has been exercised are transferred to the Participant (or his nominee).  Within the same period, a Share Certificate or other appropriate evidence of title shall be issued to the Participant (or his nominee). An Option may be exercised in whole or in part and in the event of an Option being exercised in part only, the relevant option certificate shall be cancelled and a new option certificate setting forth the date on which the Option was last exercised and the number of Shares in respect of which the Option has not been exercised shall be delivered by the Company to the Participant.

(f)

Satisfaction of Options

In no circumstances shall Shares be issued in order to satisfy outstanding Options.  All Options shall be satisfied by the transfer of existing Shares.

(g)

Rights on Cessation of Employment

In no circumstances whatsoever shall any person ceasing to hold the office or employment by virtue of which he is or may be eligible to participate in the Scheme or to exercise an Option granted hereunder be entitled to any compensation for any loss of any right or benefit or prospective right or benefit under the Scheme which he might otherwise have enjoyed whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise howsoever.

5.

ISSUE OR REORGANISATION

(a)

In the event of any Issue or Reorganisation affecting a Qualifying Company the number of Shares in the relevant Qualifying Company subject to Options and/or the relevant Option Prices shall be adjusted in such manner as the Auditors upon reference to them by the Directors shall confirm in writing to be in their opinion fair and reasonable.  Provided that no adjustment shall be made pursuant to this rule without the prior approval of the person holding the Shares to which the Option relates (such approval not to be unreasonably withheld).

(b)

Options may be adjusted following variations in the share capital of the relevant Qualifying Company other than as a result of an Issue or Reorganisation, but only with the prior approval by ordinary resolution of the members of that Qualifying Company in general meeting.  Any such adjustment shall be made in accordance with Rule 5(a) above.

6.

TAKEOVER

(a)

In the event of:-

(i)

a general offer being made to acquire the whole of the issued ordinary share capital of a Qualifying Company (or such part thereof as is not at the time owned by the offeror or any company controlled by the offeror and/or persons acting in concert with the offeror) and after the announcement of the general offer the offeror (and any such companies and/or persons as aforesaid) comes to own beneficially more than fifty per cent. of the issued ordinary share capital of the Qualifying Company, or

(ii)

a general offer being made to acquire the whole of the issued ordinary share capital of a Qualifying Company (or such part thereof as aforesaid) by any person who already owns beneficially (together with any company controlled by such person and/or persons acting in concert with him) more than fifty per cent. of the issued ordinary share capital of the Qualifying Company, a Participant will, subject to the provisions of Rule 4(c)(i) and (ii) and (d) and paragraph 6(c) below, be entitled to exercise any Option held by him over Shares in the relevant Qualifying Company at any time during the period of six months following, in the case of an offer within paragraph (i) above, the date of the acquisition therein mentioned or, if the offer was conditional, the later date on which the offer becomes unconditional and, in the case of an offer within paragraph (ii) above, the date on which the offer is made or, if the offer was conditional, the later date on which the offer becomes unconditional.

(b)

Forthwith upon the said offer being posted to shareholders the relevant Qualifying Company, shall use all reasonable endeavours to procure that if a Participant is allotted or transferred Shares pursuant to the exercise of Options in accordance with paragraph (a) above then insofar as such Shares were not the subject of the said general offer the party by whom the general offer was made shall offer to acquire from the Participant all those Shares upon the same terms as Shares of the same class were acquired under the general offer.

(c)

If the offeror becomes entitled under Sections 428 to 430 of the Companies Act 1985 to acquire any Reed Shares (or there occurs in relation to Elsevier an event entitling the offeror to acquire compulsorily Shares held by minority shareholders) the Directors shall notify each Participant thereof forthwith upon becoming aware that the offeror is so entitled and a Participant shall, subject to Rule 4(c)(i) and (ii) and (d), be entitled to exercise all or any of the Options over Shares in that Qualifying Company which he holds at any time during the period of one month following such notification, and upon the expiry of such period all unexercised Options over such Shares will lapse.

(d)

If any company (the "acquiring company")

(i)

obtains Control of a Qualifying Company as a result of making:-

(a)

a general offer to acquire the whole of the issued share capital of that Qualifying Company which is made on a condition such that if it is satisfied the person making the offer will have Control thereof, or

(b)

a general offer to acquire all the shares in that Qualifying Company which are of the same class as the scheme shares, or

(ii)

obtains Control of a Qualifying Company in pursuance of a compromise or arrangement sanctioned by the court under Section 425 of the Companies Act 1985 (to the extent that such provision is, or is agreed with the Inland Revenue to be, applicable to the Qualifying Company), or

(iii)

becomes bound or entitled to acquire Shares under Sections 428 to 430 of the Companies Act 1985 (to the extent that such provision is, or is agreed with the Inland Revenue to be, applicable to the Qualifying Company), any Participant may at any time within the appropriate period, by agreement with the acquiring company, release his Option over Shares in that Qualifying Company (hereinafter in this Rule 6(d) called "old rights") in consideration of the grant to him of rights (hereinafter in this Rule 6(d) called new rights") which are equivalent to his Option but relate to shares in a different company (whether the acquiring company itself or some other company falling within paragraph 10(b) or (c) of Schedule 9).  In this Rule 6(d) "the appropriate period" and "equivalent" have the same meaning as in paragraph 15 of Schedule 9 and accordingly the new rights shall not be regarded for the purpose of the Scheme as equivalent to the old rights unless:-

(a)

the new rights will be exercisable in the same manner as the old rights and subject to the provisions of the Scheme as it had effect immediately before the release of the old rights; and

(b)

the total market value, immediately before the release, of the shares which were subject to the Participant's old rights is equal to the total market value, immediately after the grant of the shares in respect of which the new rights are granted to the Participant; and

(c)

the total amount payable by the Participant for the acquisition of shares in pursuance of the new rights is equal to the total amount that would have been payable for the acquisition of shares in pursuance of the old rights.

The new rights shall for the purposes of the Scheme be treated as having been granted at the time when the old rights were granted. The new rights shall not lapse as a result of the operation of Rule 6(a) and/or (c) following the event permitting the grant of such new rights.  In relation to any new rights, references in Rules 1 and 4 to 8 of the Scheme to "Qualifying Company", "Reed" and "Elsevier" shall (as appropriate) be construed as if references to the company whose shares are subject to the new rights and references to "Shares", "Reed Shares" and "Elsevier Shares" shall (as appropriate) be construed as if references to the shares subject to the new rights.

7.

VOLUNTARY WINDING UP

If notice is duly given of a resolution for the voluntary winding-up of a Qualifying Company, an Option over shares in that Qualifying Company may be exercised within two months from the date of resolution.

8.

ADMINISTRATION AND AMENDMENT

(a)

The Scheme shall be administered under the direction of the Directors who may at any time and from time to time by resolution and without other formality amend the Rules in any respect.  Provided that:-

(i)

no amendment shall operate to prejudice materially any rights already acquired by a Participant under the Scheme;

(ii)

no amendment may be made except by or with the prior approval of an Ordinary Resolution of Reed in General Meeting (and, if either the supervisory board or the management board of Elsevier so require in accordance with clause 4.1 of the Governing Agreement between Reed and Elsevier dated 1 January 1993 (as amended or replaced from time to time), the prior approval of Elsevier in General Meeting):-

(A)

to the basis of calculation of the Option Price;

(B)

to the definitions of "Eligible Employee" "Employment" and "Issue or Reorganisation";

(C)

to extend the periods specified in Rule 3 for invitations and applications for and the grant of Options;

(D)

to, or so as to, nullify or override, any of the provisions of Rules 4, 5, 6, 7 or this paragraph (a) of this Rule.

(iii)

notwithstanding the foregoing provisos any amendment may be made (i) to comply with or take account of the provisions of any proposed or existing legislation or (ii) where the amendment in question has no direct bearing upon Reed (provided that the prior approval of the directors of Elsevier shall be obtained to any amendment having direct bearing upon Elsevier together with, if the board of Reed so require in accordance with clause 4.1 of the Governing Agreement between Reed and Elsevier dated 1 January 1993 (as amended or replaced from time to time), the prior approval of Reed in General Meeting).

(b)

The Directors' decision on any matter concerning the Scheme shall be final and binding.

(c)

The cost of the operation of the Scheme (including but not limited to the costs relating to the issue of Shares upon the exercise of Options) shall be borne by the Company.

(d)

In any matter in which they are required to act hereunder the Auditors shall be deemed to be acting as experts and not as arbitrators and the Arbitration Act 1950 shall not apply hereto.

(e)

All notices under the Scheme shall be in writing and if to the Company, a Qualifying Company, the person holding any Shares to which an Option relates (if a company) or the Participating Company shall be delivered to the relevant person or sent by first class post to its respective registered office for the time being, and if to a Participant, shall be delivered personally or sent by first class post to the Participant at the address which he shall give to his employer for the purpose, or failing any such address to his last known place of abode.  If a notice is sent by first class post it shall be deemed to be served on the first weekday (other than a Saturday or Bank Holiday) after such posting.

(f)

The Company and any other member of the Group may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Scheme, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

(g)

The grant of an Option shall be conditional on the Participant agreeing to comply with any arrangements specified by the Company for the payment of taxation and any national insurance contributions (including without limitation the right to sell on the Participant’s behalf sufficient Shares to satisfy the Participant’s taxation or national insurance contribution liability) in respect of an Option.

9.

TERMINATION

The Directors may at any time terminate the Scheme and in such event no further invitations to apply for Options will be made pursuant to Rule 3(a) but the subsisting rights of Participants will not thereby be affected.

THE REED ELSEVIER PLC EXECUTIVE OVERSEAS

SHARE OPTION SCHEME (No. 2)

1.

OVERSEAS SCHEME

This Scheme shall incorporate all the provisions of the Reed Elsevier plc Executive UK Share Option Scheme (No. 2) set out above save that the definition of “Scheme” shall refer to the Reed Elsevier plc Executive Overseas Share Option Scheme (No. 2).

1.

PROVISIONS IN RELATION TO PARTICIPANTS IN THE UNITED STATES OF AMERICA

Notwithstanding the foregoing, the provisions of this Scheme shall apply to a Participant who is employed or remunerated in the United States of America with the modifications set forth below:

(1)

“Eligible Employee” shall mean any person holding Employment in the United States who does not, directly or by attribution pursuant to Section 424(d) of the Internal Revenue Code of 1986, as amended (the “Code”), own shares possessing more than 10 per cent of the total combined voting power of stock of Reed or Elsevier or of any corporation which is considered a parent or a subsidiary of Reed or Elsevier within the meaning of subsections (e), (f) and (g) of Section 424 of the Code.

(2)

Options granted under the Scheme to an Eligible Employee are intended to be either incentive stock options or non-qualified stock options, as designated by the Company in each option certificate evidencing the grant of an Option hereunder. The term, “incentive stock options” means Options to purchase Shares which at the time such Options are granted under the Scheme qualify as incentive stock options within the meaning of Section 422A of the Code. The term, “non-qualified stock options”, means Options to purchase Shares which at the time such Options are granted under this Scheme do not qualify as incentive stock options.